Filed by Portland General Electric Company
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-143472
The following article regarding Portland General Electric Company’s public offering of its common stock was published by The Oregonian on March 4, 2009 at www.oregonlive.com and in print on March 5, 2009. Portland General Electric Company (“PGE”) did not prepare or review this article in advance of its publication, does not endorse any of the opinions expressed in the article (other than any opinion expressed by any representative of PGE expressly quoted and attributed to such representative in the article) regarding the offering or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions. Certain factual misstatements contained in the article are corrected by bracketed language that follows each such misstatement.
Some of the statements that the article attributes to PGE are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve estimates, projections, goals, forecasts, assumptions, risk and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Any forward-looking statement is based on information current as of the date on which such statement was made and speaks only as of such date, and PGE undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement may be obtained by calling J.P. Morgan Securities Inc. at (718) 242-8002; Barclays Capital Inc., c/o Broadridge Integrated Distribution Services, at (888) 603-5847 or by e-mail at Barclaysprospectus@broadridge.com; Deutsche Bank Securities Inc. at (800) 503-4611 or by e-mail at prospectusrequest@list.db.com; or Wachovia Capital Markets, LLC at (800) 326-5897 or by email at equity.syndicate@wachovia.com.
PGE raising cash for wind farm/PGE will issue stock to expand wind farm
Ted Sickinger: 503-221-8505; tedsickinger@news.oregonian.com
If you can avoid it, you don’t go to the floundering equity markets right now to raise capital.
But Portland General Electric Co. needs the cash to fund the expansion of a wind farm. And after watching its share price dip to an all-time low on Wednesday, the state’s largest electric utility announced plans to issue 10.85 million new shares of its common stock.
PGE also expects to grant its underwriters a 30-day option to purchase up to an additional 1.6275 million shares to cover any over-allotments.
The company said the proceeds would be used to reduce short term debt and fund the ongoing expansion of its Biglow Canyon wind farm in Sherman County. It expects to price the transaction tomorrow.
Depending on the size of the overallotment, the offering will expand PGE’s share base by between 17 and 20 percent, substantially diluting the company’s current share owners at a time when they have already seen the value of the company’s stock plummet by more than 40 percent since the beginning of September.
PGE’s shares finished regular trading Wednesday at 15.21, up 21 cents. But the stock dropped 9 percent to $13.79 in after-hours trading as investors discounted the dilution from the share offering.
At $13.79, PGE’s stock is trading at a 36 percent discount to its book value of $21.64 per share, which is a measure of the companies net asset value. Many companies are in similar situations as investors batter their share prices, but it makes an inopportune time to raise money.

PGE chief executive Jim Piro said its impossible to time the market, and given that the company had just announced its fourth quarter earnings and telegraphed its intention to issue shares, the timing was as good as could be expected.
“Given that economic times could get worse or better, we felt like this was the right time to go and pulled the trigger,” Piro said.
PGE has a capital expenditure plan of some $720 million this year, the largest in the company’s history, Piro said. The Biglow Canyon wind farm expansion will cost $750 million over the next two years, as PGE pushes to meet the state’s new renewable energy mandates. [CORRECTION: PGE estimates total project costs of $759 million, including allowance for funds used during construction, for Phase II and Phase III of its Biglow Canyon Wind Farm.]
PGE will fund a portion of those capital needs internally, but it also plans to issue additional debt this year. The company sold $130 million in bonds earlier this year, and intend to issue another $170 million in the second or third quarter depending on market conditions.
Piro said the company had adequate cash flow to continue paying its quarterly dividend of 24.5 cent per share.
PGE said the offering would be jointly managed by J.P. Morgan Securities Inc., Barclays Capital Inc., Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC.